

FORD INTEREST ADVANTAGE

An investment opportunity for you

Rates as of 8/25/14:

1.05% Over $50,000

1.00% $15,000 to $50,000

0.95% Under $15,000

To Our Dealer Partner,

With the ups and downs of today's market, it's great to find an investment offering competitive interest rates and easy access to your funds. Which is why we'd like to share an investment opportunity with you – Ford Interest Advantage.

Ford Interest Advantage is a direct investment with Ford Credit. As a complement to your current portfolio, Ford Interest Advantage offers these benefits:

 Investments that are redeemable by you at any time

 Unlimited checking and free online transfers

 On-the-go investments with our mobile app*

 Convenient online management, eStatements and alerts

If you're already a Ford Interest Advantage investor, thank you. If not, enrolling is easy, and investments start at just $1,000.

How to start your investment
After you've read the enclosed prospectus, please complete, sign and mail your enrollment form in the prepaid envelope. You can also call 1-800-462-2614 to request additional enrollment packages, or if you have any questions regarding Ford Interest Advantage.

We hope you enjoy your time in Las Vegas at the 2014 Ford Dealer Meeting!

Sincerely,

Josh D. Schave
Manager, Ford Interest Advantage

Visit **fordcredit.com/FIA** or call 1-800-462-2614 to learn more.